1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 25, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

Provision of Guarantees

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) dated 22 March 2013 and 25 March 2013 and the circular of the Company dated 25 March 2013, in relation to, among other things, the proposal for authorizing the Company to provide financial guarantees to the Company’s wholly-owned subsidiaries (the “Guarantee”) and submission of the same to the general meeting of the Company for approval.

•

Change of the guaranteed party: the guaranteed party was changed from Yancoal International Resources Development Co., Limited (“Yancoal International Resources”) to Yancoal International Trading Co., Limited (“Yancoal International Trading”). The authorization in relation to the Guarantee remain unchanged. Both Yancoal International Resources and Yancoal International Trading are wholly-owned subsidiaries of the Company incorporated in Hong Kong;

•	Amount of the Guarantee and guarantees already provided by the Company to Yancoal International Trading:

The Company proposed to provide Guarantee of an aggregate amount not exceeding US$2 billion to its wholly-owned subsidiaries, among which US$1 billion was proposed to provide to Yancoal International Trading. As at the date of this announcement, the Company has not provided any guarantees to Yancoal International Trading.

•	As at the date of this announcement, the Company has no overdue external guarantees;

•

The Guarantee and the authorization to the board of directors of the Company (the “Board”) in relation to the provision of the Guarantee are subject to approval by the shareholders of the Company at the general meeting.

1.	Change of guaranteed party of the financing activities

(1)	Before the change of guaranteed party

To satisfy the capital requirements of the Company’s domestic and overseas new projects and production expansion projects, the Company was approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013 to carry out domestic and overseas financing activities and provide financial guarantees of an aggregate amount not exceeding US$2 billion to the financing entities and would submit the same to the 2012 annual general meeting of the Company for consideration and approval. The announcement of the Company regarding the provision of financing guarantee dated 25 March 2013 was published on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company, and China Securities Journal, Shanghai Securities News.

(2)	After the change of guaranteed party

To optimise the financing arrangement and further reduce the financing cost, the Company intended to change the guaranteed party from Yancoal International Resources to Yancoal International Trading for the US$1 billion financing activity.

The authorization in relation to the Guarantee remain unchanged as referred to in the announcement of the Company dated 25 March 2013 which are reproduced as follows:

submit to the general meeting of the Company to authorize the Board (which may in turn authorize the management) to, in accordance with the best interest of the Company and the relevant laws and regulations, deal with all matters in respect of the abovementioned Guarantee, which include but are not limited to the following matters:

(i)	to determine the exact terms and conditions of the Guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the Guarantee agreement(s) and other relevant legal documents; and

(ii)	to deal with the filing and reporting of documents and information in respect of the Guarantee(s) and other relevant matters.

(3)	Internal procedure for approval of the change of guaranteed party

The proposal for change of guaranteed party for the financing activities was approved at the thirteenth meeting of the fifth session of the Board held on 25 April 2013.

(4)	Basic information of the guaranteed party

In order to establish a scientific and regulated assets management structure and provide multi-channels of overseas financing platforms, in 2011, the Company set up Yancoal International (Holding) Company Limited (“Yancoal International”) as its wholly-owned subsidiary with an aggregate amount of capital contribution of US$2.8 million in Hong Kong. Yancoal International further set up Yancoal International Trading as its wholly-owned subsidiary with an aggregate amount of capital contribution of US$1.0 million. Yancoal International Trading acts as one of the main overseas financing platforms of the Company.

As at 31 December 2012, the total assets of Yancoal International Trading were RMB6,285,741.59 with nil total liabilities, and the net assets were RMB6,285,741.59. Since Yancoal International Trading did not carry out any operational business, its revenue in 2012 was nil. Its net profit amounted to RMB -5,918.84, which was mainly due to the foreign exchange losses arsing from the registered capital.

(5)	Particulars of the Guarantee agreement

At this stage, the Company has not signed the Guarantee agreement. The Company will determine an appropriate method of financing based on market conditions and the financing business arrangement. During the term of the Guarantee, the Company will implement the Guarantee in strict compliance with the authorization granted by the shareholders of the Company at the general meeting.

2.	Provision of financial guarantees to overseas subsidiaries of the Company

In order to satisfy the normal operation needs for the Company’s assets in Australia and its Australian subsidiaries and to further reduce the operating cost, pursuant to Australian Corporations Act and other relevant regulations, Yancoal Australia Limited (“Yancoal Australia”) (a company listed on the Australian Securities Exchange) and Yancoal International shall provide letter of financial guarantee to their controlled subsidiaries and sign guarantee agreements with their wholly-owned subsidiaries.

The abovementioned controlled subsidiaries and wholly-owned subsidiaries include:

Name of the company	Controlling shareholder	Shareholdings
Abakk Pty Ltd	Yancoal Australia Limited (78% shares of Yancoal Australia are held by the Company)	100%
Ashton Coal Operations Pty Limited		100%
Athena Coal Operations Pty Ltd		100%
Athena Coal Sales Pty Ltd		100%
Austar Coal Mine Pty Limited		100%
CIM Duralie Pty Ltd		100%
CIM Mining Pty Ltd		100%
CIM Services Pty Ltd		100%
CIM Stratford Pty Ltd		100%
Donaldson Coal Finance Pty Limited		100%
Donaldson Coal Holdings Limited		100%
Donaldson Coal Pty Ltd		100%
Duralie Coal Marketing Pty Ltd		100%
Duralie Coal Pty Ltd		100%
Eucla Mining N.L.		100%
Felix NSW Pty Ltd		100%
Gloucester (SPV) Pty Ltd		100%
Gloucester (Sub Holdings 1) pty Limited		100%
Gloucester (Sub Holdings 2) pty Limited		100%
Gloucester Coal Ltd		100%
Monash Coal Holdings Pty Limited		100%
Monash Coal Pty Ltd		100%
Moolarben Coal Mines Pty Ltd		100%
Moolarben Coal Operations Pty Ltd		100%
Moolarben Coal Sales Pty Ltd		100%
Newcastle Coal Company Pty Ltd		100%
Paway Ltd		100%
Primecoal lnternational Pty Ltd		100%
Proserpina Coal Pty Ltd		100%
SASE Pty Ltd		100%
Stratford Coal Marketing Pty Ltd		100%
Stratford Coal Pty. Ltd.		100%
Westralian Prospectors N.L.		100%
White Mining (NSW) pty Limited		100%
White Mining Limited		100%
White Mining Services Pty Limited		100%
Yancoal Resources Limited		100%
Yarrabee Coal Company Pty. Ltd.		100%
Ashton Coal Mines Limited		90%
UCC Energy Pty Limited	Yancoal International (Holding) Company Limited (a wholly-owned subsidiary of the Company)	100%
Premier Char Pty Ltd		100%
Yancoal Technology Development Pty Ltd		100%
Athena Coal Mines Pty Ltd		100%
Tonford Pty. Ltd.		100%
Syntech Holdings Pty Ltd		100%
Syntech Holdings ll Pty Ltd		100%
Syntech Resources Pty Ltd		100%
AMH (Chinchilla coal) Pty Ltd		100%
Mountfield Properties Pty Ltd		100%

3.	Opinion of the Board

The directors of the Company (the “Director(s)”) (including the independent non-executive Directors) consider that: (i) the provision of guarantees is in line with the operation needs of the Company, and since the guaranteed parties are controlled subsidiaries of the Company, that the risks in association with the Guarantee can be effectively controlled and prevented. Therefore, the provision of the Guarantee will not be detrimental to the interests of the Company and the shareholders as a whole; and (ii) the provision of financial guarantees by Yancoal Australia and Yancoal International to their controlled subsidiaries and wholly-owned subsidiaries is to maintain normal production and operation needs and complies with the regulatory requirements and practices of Australian listed companies and the place of incorporation.

4.	Accumulative amounts of external guarantees and overdue guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries) was RMB27.93 billion in total, representing approximately 62.53% of the audited net assets of the Company as at the end of 2012. For details of such external guarantees, please refer to the 2012 annual report of the Company published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

As at the date of this announcement, the Company has no overdue external guarantees.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 April 2013

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC